UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

Geeknet, Inc.

(Name of Subject Company)

Geeknet, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

36846Q203

(CUSIP Number of Class of Securities)

Kathryn K. McCarthy

President, Chief Executive Officer
11216 Waples Mill Rd., Suite 103
Fairfax, Virginia 22030
(877) 433-5638

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

David E. Shapiro
51 West 52nd Street
New York, New York 10019
(212) 403-1000

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (“Amendment No. 5”) amends and supplements Item 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission on June 15, 2015 by Geeknet, Inc., a Delaware corporation (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Gadget Acquisition, Inc., a Delaware corporation (“Acquisition Sub”) and subsidiary of GameStop Corp., a Delaware corporation (“Parent”), to purchase all of Geeknet, Inc.’s outstanding common stock, par value $0.001 per share (the “Shares”), for $20.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase of Parent and Acquisition Sub dated June 15, 2015, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 5. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8.  Additional Information to be Furnished.

The following text hereby replaces the section entitled “Expiration of the Offer” in Item 8 of the Schedule 14D-9:

Expiration of the Offer.

The Offer and withdrawal rights expired at 11:59 p.m., New York time, at the end of the day on July 13, 2015, and the Offer was not extended. Computershare Trust Company, N.A., in its capacity as depositary for the Offer, advised Parent and Acquisition Sub that, as of the expiration of the Offer, a total of 5,924,629 Shares had been validly tendered into and not withdrawn from the Offer, representing approximately 86.38% of the then outstanding Shares. The number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfied the Minimum Condition (as defined in the Offer to Purchase). All conditions to the Offer having been satisfied, Acquisition Sub accepted for payment all Shares validly tendered into and not properly withdrawn from the Offer.

Following the consummation of the Offer, Parent and Acquisition Sub completed the acquisition of the Company in accordance with Section 251(h) of the DGCL. At the Effective Time, each of the then issued and outstanding Shares (other than the Shares held by Parent, Acquisition Sub or the Company as treasury stock and by a stockholder of the Company who or which was entitled to and had properly demanded appraisal of such Shares pursuant to, and had complied in all respects with, the applicable provisions of Delaware law) was automatically canceled and converted into the right to receive $20.00 in cash, without interest thereon and less any applicable withholding taxes.

All Shares will be delisted from the Nasdaq Global Market and the Company’s common stock will be deregistered under the Exchange Act.

The full text of the press release issued on July 17, 2015, announcing the acceptance of the Shares and the completion of the Merger, is incorporated herein by reference to Exhibit (a)(5)(D) to the amended Schedule TO of Parent and Acquisition Sub filed on July 17, 2015.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 5 is true, complete and correct.

Geeknet, Inc.

	By:	/s/ Kathryn K. McCarthy
	Name:	Kathryn K. McCarthy
	Title:	President, Chief Executive Officer

Dated: July 17, 2015

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